SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)

Finjan Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31788H105

(CUSIP Number)

Steven M. Spurlock

Benchmark Capital

2965 Woodside Road

Woodside, CA 94062

(650) 854-8180

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA 94063

(650) 321-2400

August 10, 2017†

(Date of Event Which Requires Filing of This Statement)

† Date on which the Issuer reported shares outstanding which resulted in a material change in the percentage of Common Stock beneficially owned by the filing persons.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP NO. 31788H105	13 D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BCPI I, L.P. (“BCPI I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,766,935 shares are held by BCPI I for itself and as nominee for BCPI Founders’ Fund I, L.P. (“BCPI FF”) and for other individuals and entities, except that BCPI Partners I, L.P. (“BCPI GP”), the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, BCPI Corporation (“BCPI Corp.”), the general partner of BCPI GP, may be deemed to have sole power to vote these shares, and Michael Eisenberg (“Eisenberg”) and Arad Naveh (“Naveh”), the directors of BCPI Corp., may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
3,766,935 shares are held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities, except that BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,766,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31788H105	13 D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BCPI Partners I, L.P. (“BCPI GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,766,935 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to vote these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
3,766,935 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,766,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31788H105	13 D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BCPI Corporation (“BCPI Corp.”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,766,935 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to vote these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
3,766,935 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,766,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 31788H105	13 D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Eisenberg (“Eisenberg”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of the United States and Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
8	SHARED VOTING POWER
		3,766,935 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, and BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to vote these shares. Eisenberg is a director of BCPI Corp. and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER 0 shares.
10	SHARED DISPOSITIVE POWER
		3,766,935 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, and BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares. Eisenberg is a director of BCPI Corp. and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,766,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31788H105	13 D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Arad Naveh (“Naveh”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of the United States and Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
8	SHARED VOTING POWER
		3,766,935 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, and BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to vote these shares. Naveh is a director of BCPI Corp. and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER 0 shares.
10	SHARED DISPOSITIVE POWER
		3,766,935 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, and BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares. Naveh is a director of BCPI Corp. and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,766,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31788H105	13 D	Page 7 of 9 Pages

STATEMENTS ON SCHEDULE 13D

This Amendment No. 5 to Schedule 13D is filed to report certain dispositions of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Finjan Holdings, Inc., a Delaware corporation (the “Issuer”), by the Reporting Persons. This Amendment No. 5 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on June 13, 2013, as amended on February 13, 2017, on June 5, 2017, on June 26, 2017 and July 27, 2017 (as amended, the “Schedule 13D”). Only those items that are hereby reported are amended; all other items remain unchanged. This Amendment No. 5 is being filed by BCPI I, L.P., a Delaware limited partnership (“BCPI I”), BCPI Partners I, L.P., a Delaware limited partnership (“BCPI GP”), BCPI Corporation, a Delaware corporation (“BCPI Corp.”), Michael Eisenberg (“Eisenberg”) and Arad Naveh (“Naveh”). This Amendment No. 5 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 5 is filed with the Securities and Exchange Commission.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following to the end thereof:

BCPI I sold shares of the Issuer’s Common Stock on the open market as set forth below:

Date of Transaction	Number of shares of Common Stock	Price per share
7/28/2017	13,339	$3.1892
7/31/2017	26,100	$3.1327
8/1/2017	35,000	$3.1562
8/2/2017	30,188	$3.1081
8/3/2017	24,700	$3.089
8/4/2017	26,500	$3.0928
8/7/2017	32,000	$3.0616
8/8/2017	9,410	$2.9985
11/10/2017	4,199	$2.10
11/14/2017	10,000	$2.11
11/15/2017	15,000	$2.1186

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)       In June 2017, the Issuer sold and issued shares of its Series A-1 Preferred Stock in a private placement offering (the “Private Placement Offering”). On June 30, 2017 and July 21, 2017, the Issuer completed a follow-on public offering for the sale and issuance of shares of Common Stock (the “Follow-on Offering”). Although none of the Reporting Persons acquired any capital stock of the Issuer in the Private Placement Offering or the Follow-on Offering, as a result of the Private Placement Offering and the Follow-on Offering, there was a material change in the percentage of Common Stock that the Reporting Persons are deemed to beneficially own.

CUSIP NO. 31788H105	13 D	Page 8 of 9 Pages

See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 27,707,329 shares of Common Stock reported to be outstanding as of November 6, 2017 as reported by the Issuer on Form 10-Q for the period ended September 30, 2017 as filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP NO. 31788H105	13 D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 16, 2017

BCPI I, L.P., a Delaware limited partnership

By:	BCPI PARTNERS I, L.P., a Delaware limited partnership
Its:	General Partner

By:	BCPI Corporation, a Delaware corporation
Its:	General Partner

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Officer

BCPI PARTNERS I, L.P., a Delaware limited partnership

By:	BCPI Corporation, a Delaware corporation
Its:	General Partner

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Officer

BCPI CORPORATION, a Delaware corporation

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Officer

MICHAEL EISENBERG
ARAD NAVEH

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.